FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
 Update on Saphnelo subcutaneous administration

3 February 2026

Update on US regulatory review of Saphnelo subcutaneous administration in systemic lupus erythematosus

The US Food and Drug Administration (FDA) issued a complete response letter (CRL) regarding the Biologics License Application (BLA) for Saphnelo (anifrolumab) for subcutaneous administration in adult patients with systemic lupus erythematosus (SLE). AstraZeneca subsequently provided the information requested in the CRL and is committed to working with the FDA to progress the application as quickly as possible.

A decision from the FDA on the updated application for Saphnelo SC is expected in the first half of 2026. Intravenous (IV) Saphnelo remains commercially available.

The original BLA submitted to the FDA by AstraZeneca was based on a planned interim analysis of the Phase III TULIP-SC trial evaluating the subcutaneous administration of Saphnelo, which met the primary endpoint. The safety profile observed in the TULIP-SC trial was consistent with the known clinical profile of Saphnelo administered as an intravenous (IV) infusion.1-4

In December 2025, AstraZeneca announced the approval of Saphnelo in the European Union (EU) for subcutaneous administration in adult patients with moderate to severe SLE. Since then, the full analysis of the TULIP-SC trial also demonstrated the subcutaneous administration of Saphnelo met the primary endpoint of reduction in disease activity. These results were published in Arthritis & Rheumatology in January 2026.

Saphnelo IV infusion is approved for the treatment of moderate to severe SLE in more than 70 countries worldwide including the US, EU and Japan. To date, more than 40,000 patients globally have been treated with Saphnelo.5

Notes

Financial considerations
AstraZeneca acquired global rights to Saphnelo through an exclusive license and collaboration agreement with Medarex, Inc. in 2004. The option for Medarex to co-promote the product expired on its acquisition by Bristol-Myers Squibb (BMS) in 2009. Under the agreement, updated in 2025, AstraZeneca will pay BMS a mid-teens royalty for sales in the US.

Systemic lupus erythematosus
SLE is an autoimmune disease in which the immune system attacks healthy tissue in the body.6 It is a chronic and complex disease with a variety of clinical manifestations that can impact many organs and can cause a range of symptoms, including pain, rashes, fatigue, swelling in joints and fevers.6-9

Over 3.4 million people globally are affected by SLE.10 Living with SLE can be painful, debilitating, and have a profound impact on patients' mental and financial wellbeing.9,11-15 An estimated 50% of people with SLE have irreversible organ damage within five years of diagnosis due to long-term corticosteroid use and disease activity.11,16 Even a small reduction in daily steroid use (for example 1mg/day) can lower the risk of organ damage.17

TULIP-SC
TULIP-SC was a Phase III, multicentre, randomised, double-blind, placebo-controlled study to evaluate the efficacy and safety of a subcutaneous administration of anifrolumab versus placebo in participants aged 18 to 70 years with moderate to severe SLE while receiving standard therapy (oral corticosteroids, antimalarial, and/or immunosuppressants).18

The reduction of disease activity was measured using the British Isles Lupus Assessment Group based Composite Lupus Assessment (BICLA) at week 52.18 The BICLA requires improvement in all organs with disease activity at baseline with no new flares.18

Participants (367) were randomised 1:1 to receive 120mg subcutaneous dose of anifrolumab or placebo administered via a pre-filled, single-use syringe.18 A planned interim analysis was conducted when the first 220 participants reached week 52.18 The trial also includes an open-label extension period of 52 weeks for participants who completed the 52-week treatment period.18

Saphnelo
Saphnelo (anifrolumab) is a first-in-class, fully human monoclonal antibody that binds to subunit 1 of the type I interferon (IFN) receptor, blocking the activity of type I IFN.2,19 Type I IFNs, such as IFN-alpha, IFN-beta and IFN-kappa, are cytokines involved in regulating the inflammatory pathways implicated in SLE.20-25

Saphnelo IV is the first biologic with remission data in SLE from a four-year placebo-controlled Phase III trial (TULIP-LTE) and was measured with the DORIS criteria for remission.26,27 DORIS is measured as clinical SLEDAI-2K, or "Systemic Lupus Erythematosus Disease Activity Index 2000" score of 0, physician global assessment <0.5, prednisolone/ equivalent dose of OCS dose of ≤5 mg per day and stable maintenance doses of immunosuppressants, including biologics.28

Saphnelo continues to be evaluated in diseases where type I IFN plays a key role, including Phase III trials in cutaneous lupus erythematosus, myositis, systemic sclerosis and lupus nephritis.29-32

AstraZeneca in Respiratory & Immunology
Respiratory & Immunology, part of AstraZeneca BioPharmaceuticals, is a key disease area and growth driver to the Company.

AstraZeneca is an established leader in respiratory care with a 50-year heritage and a growing portfolio of medicines in immune-mediated diseases. The Company is committed to addressing the vast unmet needs of these chronic, often debilitating, diseases with a pipeline and portfolio of inhaled medicines, biologics and new modalities aimed at previously unreachable biologic targets. Our ambition is to deliver life-changing medicines that help eliminate COPD as a leading cause of death, eliminate asthma attacks and achieve clinical remission in immune-mediated diseases.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Social Media @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   AstraZeneca. Saphnelo self-administration TULIP-SC Phase III trial meets primary endpoint in patients with systemic lupus erythematosus based on an interim analysis. Available at: Saphnelo self-administration TULIP-SC Phase III trial meets primary endpoint in patients with systemic lupus erythematosus based on an interim analysis. [Last accessed: February 2026].
2.   Furie R, et al. Anifrolumab, an Anti-Interferon‐a Receptor Monoclonal Antibody, in Moderate‐to‐Severe Systemic Lupus Erythematosus. Arthritis Rheumatol. 2017;69(2):376-386.
3.   Morand EF, et al. Trial of Anifrolumab in Active Systemic Lupus Erythematosus. N Engl J Med. 2020;382(3):211-221.
4.   Furie R, et al. Type I interferon inhibitor anifrolumab in active systemic lupus erythematosus (TULIP-1): a randomised, controlled, phase 3 trial. Lancet Rheumatol. 2019; 1 (4): e208-e219.
5.   AstraZeneca data on file. 2025. REF-290598.
6.   Bruce IN, et al. Factors associated with damage accrual in patients with systemic lupus erythematosus: results from the Systemic Lupus International Collaborating Clinics (SLICC) inception cohort. Ann Rheum Dis. 2015;74(9):1706-1713.
7.   American College of Rheumatology. 2025 American College of Rheumatology (ACR) guideline for the treatment of systemic lupus erythematosus (SLE). Available at: lupus-guideline-sle-2025.pdf. [Last accessed: February 2026].
8.   Fanouriakis A, et al. EULAR recommendations for the management of systemic lupus erythematosus: 2023 update. Ann Rheum Dis. 2024;83(1):15-29.
9.   Kaul A, et al. Systemic lupus erythematosus. Nat Rev Dis Primers. 2016;2:16039.
10.  Tian J, et al. Global epidemiology of systemic lupus erythematosus: a comprehensive systematic analysis and modelling study. Ann Rheum Dis. 2023;82(3):351-356.
11.  Murimi-Worstell IB, et al. Association between organ damage and mortality in systemic lupus erythematosus: a systematic review and meta-analysis. BMJ Open. 2020;10(5):e031850.
12.  Primavera D, et al. Quality of Life in Systemic Lupus Erythematosus and Other Chronic Diseases: Highlighting the Amplified Impact of Depressive Episodes. Healthcare. 2024;12:233. 25.
13.  Liu X, et al. Mental health conditions in patients with systemic lupus erythematosus: a systematic review and meta-analysis. Rheumatology (Oxford). 2024;63:3234-3242.
14.  Leung J, et al. "…Not Having the Real Support That We Need": Patients' Experiences With Ambiguity of Systemic Lupus Erythematosus and Erosion of Social Support. ACR Open Rheumatol. 2019;1:135-144.
15.  Elefante E, et al. Impact of disease activity patterns on health-related quality of life (HRQoL) in patients with systemic lupus erythematosus (SLE). Lupus Sci Med. 2024;11:e001202.
16.  Ji L, et al. Low-dose glucocorticoids should be withdrawn or continued in systemic lupus erythematosus? A systematic review and meta-analysis on risk of flare and damage accrual. Rheumatology. 2021;60(12):5517-5526.
17.  Katsumata Y, et al. Risk of flare and damage accrual after tapering glucocorticoids in modified serologically active clinically quiescent patients with systemic lupus erythematosus: a multinational observational cohort study. Ann Rheum Dis. 2024;83(8):998-1005.
18.  Clinicaltrials.gov. Subcutaneous Anifrolumab in Adult Patients With Systemic Lupus Erythematosus (Tulip SC). Available at: https://clinicaltrials.gov/study/NCT04877691. [Last accessed: February 2026].
19.  Riggs JM, et al. Characterisation of anifrolumab, a fully human anti-interferon receptor antagonist antibody for the treatment of systemic lupus erythematosus. Lupus Sci Med. 2018;5(1):e000261.
20.  Lauwerys BR, et al. Type I interferon blockade in systemic lupus erythematosus: where do we stand? Rheumatology. 2014;53(8):1369-1376.
21.  Sarkar MK, et al. Photosensitivity and type I IFN responses in cutaneous lupus are driven by epidermal-derived interferon kappa. Ann Rheum Dis. 2018;77(11):1653-1664.
22.  Jefferies CA. Regulating IRFs in IFN driven disease. Front Immunol. 2019;10:325.
23.  Mai L, et al. The baseline interferon signature predicts disease severity over the subsequent years in systemic lupus erythematosus. Arthritis Res Ther. 2021;23(1):29.
24.  López de Padilla CM, et al. The type I interferons: basic concepts and clinical relevance in immune-mediated inflammatory diseases. Gene. 2016;576(101):14-21.
25.  Rönnblom L, et al. Interferon pathway in SLE: one key to unlocking the mystery of the disease. Lupus Sci Med. 2019;6(1):e000270.
26.  Morand EF, et al. LLDAS and remission attainment with anifrolumab treatment in patients with systemic lupus erythematosus: results from the TULIP and long-term extension randomised controlled trials. Ann Rheum Dis. 2025; 84(5): 777-778.
27.  Mosca M, et al. Attainment of LLDAS and DORIS remission during anifrolumab treatment: interim results from a multinational, observational, post-launch study of treatment effectiveness in the real world. Ann Rheum Dis. 2025. 84(1):168-169.
28.  Vollenhoven R, et al. 2021 DORIS definition of remission in SLE: final recommendations from an international task force. Lupus Science & Medicine. 2021; 8: e000538. doi:10.1136/ lupus-2021-000538.
29.  Clinicaltrials.gov. A 2-stage, Phase III Study to Investigate the Efficacy and Safety of Anifrolumab in Adults with Chronic and/ or Subacute Cutaneous Lupus Erythematosus (LAVENDER). Available at: https://clinicaltrials.gov/study/NCT06015737. [Last accessed:  February 2026].
30.  Clinicaltrials.gov. A Study to Investigate the Efficacy and Safety of Anifrolumab Administered as Subcutaneous Injection and Added to Standard of Care Compared with Placebo Added to Standard of Care in Adult Participants with Idiopathic Inflammatory Myopathies (Polymyositis and Dermatomyositis) (JASMINE). Available at: https://clinicaltrials.gov/study/NCT06455449. [Last accessed: February 2026].
31.  Clinicaltrials.gov. Determine Effectiveness of Anifrolumab in Systemic Sclerosis (DAISY). Available at: https://clinicaltrials.gov/study/NCT05925803. [Last accessed: February 2026].
32.  ClinicalTrials.gov. Phase 3 Study of Anifrolumab in Adult Patients with Active Proliferative Lupus Nephritis (IRIS). Available at: https://www.clinicaltrials.gov/ct2/show/NCT05138133. [Last accessed: February 2026].

Matthew Bowden
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 03 February 2026

By: /s/ Matthew Bowden
Name: Matthew Bowden
Title: Company Secretary